

July 9, 2015

Kelly J. Stopher
Interim President and Interim Chief Executive Officer
JayHawk Energy, Inc.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

> **Re:** **JayHawk Energy, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **September 30, 2014**
> **Filed June 2, 2015**
> **File No. 000-53311**

Dear Mr. Stopher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2015 letter.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2014

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 50

1.   We note your response to prior comment 2, and your disclosure in footnote 1 to your beneficial ownership table with respect to 20 million shares of common stock that may be acquired by Lindsay Gorrill. Please advise as to why such shares are not included in the table with respect to the number of shares beneficially owned by Mr. Gorrill. In addition, please tell us why you have not included in the beneficial ownership table the other holders of your convertible debentures as of September 30, 2014. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1).

Exhibits

2.   We note your response to prior comment 4, and Exhibits 10.1, 10.2 and 10.3 to your amended 10-K. However, we also note that you have not filed with your amendment your other outstanding convertible debentures. Please file such debentures or tell us why you do not believe that you are required to file them. Please refer to Item 601(b)(4) and Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director